
LOOSID™
Live Sober. Love Sober.

INVEST IN **LOOSID**

The Sober Social Network.

loosidapp.com Miami, Florida

Technology B2C Mobile Apps Entertainment Subscription

Highlights

1. 104% oversubscribed prior Wefunder Round 1.235M
2. 455% increase in monthly revenue reported over last 6 months, renewal revenue increase 355%
3. Total purchases have increased 1599.3% (6 months), Active subscriptions have increased 412%
4. 400,000+ monthly sessions * 11M+ sessions to date * 5,000 4 & 5 Star Reviews
5. Fast Company Most Innovative Companies * Webby Award Finalist * PRNEWS Platinum PR Awards Finalist

PRNEWS Platinum PR Awards Finalist

6. Global Dating app revenue grew by 306% from 2015-2021. Expected to grow to $5 billion by 2025.

7. The treatment industry is expected to grow from $42 billion in 2020 to $53 billion by 2025.

8. 300M people have an alcohol use disorder, 38% of adults battle an illicit drug use disorder.

Featured Investor

S

Sergey Guberman
Syndicate Lead

Follow

Invested $775,000

“I am very excited to announce my third investment in Loosid. My first investment was $250,000 in the first Wefunder round March, 2023. Since that time, I have watched Loosid carefully as they moved into their revenue model. I work very closely with Loosid Co-Founder & CEO MJ Gottlieb to get updates on a daily basis as he continues to lead Loosid into very exciting initiatives from the standpoint of both profit and purpose. In May of this year, I invested another $500,000 via Reg D 506(c). I specifically wanted to lead this round again as it is exciting to see an entire community that supports sobriety and stand behind MJ and Loosid’s mission to change the conversation around addiction and highlight the power of sobriety.”

Our Team



Mj Gottlieb Co-Founder & CEO

MJ is a lifelong entrepreneur, having owned and operated five businesses and one not-for profit foundation over the last 31 years. He is a leading recovery advocate and has been sober since March 21, 2012.



Zhanna Basina Co-Founder

Zhanna is Co-Founder of Loosid. She also founded a (now) 2,000+ employee, $60M PE backed healthcare conglomerate with 8X EBITDA EXIT in the process of her second exit. Her personal struggle within her family was the catalyst for starting Loosid with MJ.



Gary O'Neil Creative Director

Gary is a leader who believes that great companies are built by great teams. From his 31 years of experience leading teams, he understands that ideas are great but execution is king & being customer-centric is the biggest key to success.



Carli Hughbanks Director of Strategic Partnerships & Brand Activations

Carli is a relationship maven and (and supermom) responsible for brand partnerships and activations. She has 15+ years experience in marketing and retention strategy. Best asset: Once you meet with Carli you want to work with her forever!



Brady Pejerrey Chief Technology Officer

Brady has been working in the computer programming field for 20+ years. Brady is on charge of the architectural design for Loosid, as well as overseeing implementation during the development and deployment cycles.



Rafael Palma Head of Development

Rafael has been leading mobile based development teams for more than a decade. He brings high quality standards to lead a high quality team!



Kelly Johns (KJ) Head of Growth Marketing

Digital pioneer with 26+ years of experience. Transformed startups into NFL partnerships. Created successful apps with millions of users over 15 years. Expertise in organic growth, community building, and user engagement across multiple industries.



Edmealem Tesfaye Head of UI/UX

Edme is a senior UI/UX designer responsible for all web & mobile Design, UI and UX, brand strategy, & brand logo and Design development. He is responsible for all front end design prior to Loosid's weekly deployments.

Investor Updates since our 2024 Wefunder Raise!

Thanks to you, We have come a longggg way baby


The Facts Speak For Themselves
LOOSID BY THE NUMBERS


The Facts Speak For Themselves
LOOSID BY THE NUMBERS


145K+
Installs To Date
100K+
Friendships Initiated
5.9Mill+
Sessions To Date

Wefunder beginning of round 2 (March, 2023)


235K+
Installs To Date
169K+
Friendships Initiated
11Mill+
Sessions To Date

Wefunder beginning of round 2 (Sept 2024)

Thanks to you, we have come a long way.. We have added 90,000 new Loosid members, representing more than double our total sessions to date (5.9 v 11.83M).

Simply put, in 18 months, THANKS TO YOU, we have logged nearly as many sessions than the prior 5 years combined!

More importantly, total average session per user has increased from 40.6 sessions per user to 50.3 session per user which validates that our user base is recognizing more value as we scale.

Installs to Date ⬆️ 62%

Friendships Initiated ⬆️ 69%

Total Sessions to Date ⬆️ 88%

Furthermore, We are pleased to report a strong 6-month growth increase in revenue Here is the detailed breakdown:

- ***Subscription Revenue*** - Loosid subscription revenue has recognized a 455% increase in monthly revenue reported ($9,080 vs $50,483) benchmarked against a 62.3% increase in ad spend. This continues to show better efficiency as we scale our marketing efforts.


Filter
Revenue
Segment
Monthly
Feb 28, 2022 - Jul 31, 2024
Revenue
Stacked area
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$70k
$60k
$50k
$40k
$30k
$20k
$10k
$0
Feb '22
Jul '22
Dec '22
May '23
Oct '23
Mar '24

- **Renewal revenue** has increased 355% ($2,247 vs $10,295)


Filter
$ Revenue
Segment Transaction type
Monthly
Feb 28, 2022 - Jul 31, 2024
Revenue
Stacked area
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$14k
$12k
$10k
$8k
$6k
$4k
$2k
$0
Feb '22
Jul '22
Dec '22
May '23
Oct '23
Mar '24

- **Active subscriptions** have increased 412% (431 vs 2208)
- Most importantly, our gross return on advertising spend (ROAS) increased from 3.9% to 61.29%.
- **Purchase Behavior:** Purchase behavior has also shown a strong increase as we continue to test both products and spend tolerance with the Loosid user base.
- Total purchases have increased 1599.3% (287 vs 4,877)
- Total renewal purchases have increased by 882.39% (142 vs 1,395)
- 
Total Purchases 6 Months
Total, Nov 1st, 2023 - Apr 30th, 2024 compared to date range starting on 2023-05-01
Metric
Value
Total
287
4,877
Converted
145
3,482
C. Renewal
142
1,395
- **Premium Feature Engagement** - Activity within Loosid's premium features has greatly increased.
- Total engagement rose by 184% (5,051 vs 1,437), while ad spend only increased by 62%. We closely monitor feature engagement to ensure we deliver a product that is useful to users. Our goal, and a leading indicator of value, is to have the percentage of premium feature engagement exceed the percentage increase in spend.
- Loosid flirts tapped showed a 212% increase (2,502 v 7,807)
- Superlikes increased 127.58% (2,128 v 4,843)
- Bookmarks tapped increased 184.25% (597 v 1,697)
- 
Premium Feature Engagement (L-30D)
Total, May 1st, 2024 - May 31st, 2024 compared to date range starting on 2023-11-01


Event
Value
A. flirt-onpress (Total...
C. Super Like Tapped...
B. bookmark-onpres...

After developing our initial MVP, we think the most important thing we did is LISTEN TO OUR MEMBERS, as reflected in our customer reviews.

We are strong believers that we should never build a product that we like or want. We need to build a product that our customers want.


Ratings & Reviews
See All
4.7
out of 5
6.2K Ratings
Glad to have this place.
Nov 20
Oliveous
Glad to have come across this so I can have support and information, from so many people, it's like the possibilities are endless.
Kak Eyed
February 7, 2024
I've really enjoyed this app so far (only had it a few weeks), and it's definitely nudging me in the right direction. Maybe someday soon, I'll be ready to take the steps to a better life.
Loosid
Feb 12
Thank you !xzxz
What a wonderful app to help in early recovery and to sustain sober living in a community of loving fellows. The dating and accountability features are well worth it. Making new sober friends to help live a fulfilled life.
Pixie Pepper
January 1, 2024
Very supportive community
Taylor Martin
August 17, 2024
It's a really great app. Perfect for reaching out and practicing gratitude and fellowship.
Love the app!!
edited Sep 25
D-L_m
I'm really glad I found Loosid - it offers so much and is easy to use. Loosid is saving lives 🙏🙏
Helping
1y ago
Miss Linda #5
I am new to this app. It offers so much, things I haven't even discovered yet. Thank God for this app!
more
Josh McSkimming
May 29, 2024
Empowering
Dec 15
DeziReign
This app allows you to connect with other people in the same recovery boat. Life is hard and honestly I've seen so much positive feedback amongst others. The videos are also helpful very much and communication. There is also a sobriety tool that they provide and a device with real time, it's time for people to know YOU, YOURSELF, are ready for change.
Kayla Anderson
February 28, 2024
Love this app compared to any other recovery app
A must
1y ago
JD8863
Such a solid thing to have in my life. Reach out whenever you want, someone is always up. Can say enough
Best sobriety app so far!
1y ago
Toni Airaksinen
Definitely recommend this! And there's a sober dating app hidden inside the main app. It's great and really well thought out.
I love this App!
1y ago
SoberAnt
What a great way to connect with the people who understand your disease! This is a place to encourage/support others, ask for help, show gratitude and celebrate sobriety! I recommend this app for the people who need what I just mentioned!
KALI U.S.R.S
February 23, 2024
HIGHLY RECOMMENDED
Wonderful App!!
1y ago
Catgirllol107_Beth


It's an awesome social networking app for people struggling with addiction. Everyone on the ap
been touched in some way and is supportive and understanding.
perfect answers and support when I need it
most any time of the day❤️ Thanks!

Loosid Dating Reviews

Dating apps have some of the most critical and discerning user reviews. The following is a breakdown of all the top apps in the dating space. We are extremely pleased to be on the very top, alongside Hinge with the highest rating in the industry:


AUGUST 2024
Category Leaders
TOP DATING APPS
Loosid: Sober Dating & Meetups
4.4
Hinge Dating App: Match & Meet
4.4
OkCupid Dating: Date Singles
4.3
Plenty of Fish Dating App
4.3

Bumble Dating App: Meet & Date

4.3

Zoosk – Social Dating App

4.2

Tinder Dating App: Chat & Date

4.1

eharmony: dating & real love

4.0

Ourtime – Meet 50+ Singles

3.8

Match Dating App: Chat & Meet

3.8

4.1

eharmony: dating & real love

4.0



Ourtime
Ourtime – Meet 50+ Singles
3.8
Match Dating App: Chat & Meet
3.8

Loosid in The Press!!!

As a result of our growth and our impact, we've received significant accolades, and attention in the press.

We've been featured in the *Wall Street Journal, the New York Times, Forbes, Good Morning America, Reuters, Mashable, Fast Company* and many more publications and media outlets.



THE WALL STREET JOURNAL.

English Edition ▾ | Print Edition | Video | Podcasts | Latest Headlines | More ▾

GEAR & GADGETS

Looking for Love Post-Lockdown? Niche Dating Apps Are the Next Big Thing

Designed to pair up pet owners, runners, vegetarians, gamers and even astrology zealots, super-specific dating apps are helping singles find common ground quickly now that we're no longer confined



FIND
YOUR
ULMATE

Loosid co-founder MJ Gottlieb.
PHOTO: GETTY IMAGES (POLAROID)

For the Substance-Free

After six years of sobriety, MJ Gottlieb knew he needed to find a better way to date. "Nine out of 10 times the woman would say, 'Oh, my God, You don't drink? How are we going to have any fun?" he said of prospective partners, explaining that "it is a huge trigger when the person on the other end of the table is slinging drinks."

In 2018, Mr. Gottlieb co-founded Loosid, a free dating and friendship app for those committed to sobriety. "When you're dealing with alcoholism or addiction, it is a life or death situation and we wanted to create a safe place for people to connect and engage in the dating space," he said. Post-lockdown, the free app has seen a roughly 3,500% increase in messages among its 120,000 users. The platform has five different sections including a Tinder-like dating portion where you can accept or reject a potential match by hitting an X or a check; a Facebook-like wall where people post milestones about their sobriety and lives; and a "sober hotline" where users "can very clearly see if somebody needs help and can respond right away," Mr. Gottlieb said. Loosid also offers resources like a directory of over 17,500 addiction treatment centers and tele-help centers, plus a social calendar of booze-free events happening across the country and online.



Forbes
SOCIAL MEDIA

Not to brag, but here are some of the awards we've won. And we're just getting started!

- #5 Fast Company Most Innovative Companies (Social Media Category)
- 2019 PRNEWS Platinum PR Awards Finalist for the "Best Launch - Consumer"

- 2019 Webby Award Finalist - Lifestyle Category
- 2021 Very Well Mind - Best Sobriety and Recovery App

Join us!

This is the second outside capital we've raised to build Loosid. The first raise, we oversubscribed 104% @1.235M. Up until this point, our founders have invested $5M+ of our own money, 1.235M on 1st Wefunder + an additional 900K via Reg D 506c. Total money raised 8.1M.

We are currently raising $1.5M with an initial amount of 750K.



WE ARE RAISING CAPITAL
TO ACCELERATE GROWTH
MARKETING SPEND FOR SUBSCRIBER INSTALLS
EXPANDING DEVELOPMENT TEAM TO MANAGE USER SCALE
PUBLIC RELATIONS, MEDIA CREATION & CAMPAIGN MANAGEMENT

We have big dreams. Today, we have 235,000 users. Tomorrow, we want 235 million.

We want to put a dent in addiction. Globally.

And we believe that the best way to do this is to build a big business.

We're committed to always putting our users at the center of everything we do. And so, we're opening up this opportunity to invest in Loosid to all of you.

Investing in startups is always risky, and you should never invest more than you can afford to lose.

But if you would like to become an owner of Loosid, we would be honored for you to become an investor.

The projections above are forward-looking and cannot be guaranteed.

The "Links" to the future...

- A full breakdown of the investment can be found in the **Loosid Investment Deck**.
- 5 year pro-formas can be found **here.**
- Valuations and EXIT plan can be found **here**.

(The valuations above are forward-looking and cannot be guaranteed.)

- Use of proceeds can be found **here**.



Projected Revenue Acceleration
Most Likely acquired zone
60M
50M
40M
30M
20M
10M
0
Year 01
Year 02
Year 03
Year 04
Year 05
26-35X ROI BASED ON 5 YEAR EXIT PLAN 851M
VALUATION BASED ON 14.7X REVENUE MULTIPLE
*see comps Loosid Investor Deck

Note: The above projections are forward looking and cannot be guaranteed

THE LOOSID STORY - Why we are here

My name's MJ Gottlieb, and I'm the Co-Founder of Loosid.

I have been sober since March 21, 2012 but began my first attempt at sobriety in the late 1990's. I was fortunate enough to have lost everything.

I crawled back into the recovery rooms and said the three words no addict wants to say, "I need help."

It's no coincidence that the three words no one wants to say is the same three

It's no coincidence that the three words no one wants to say is the same three words that will save their life.

Recovery is like a glass of water. If you come in with dirty water, there is no room for clean water to come in. The only thing to do is empty your cup.



In 2017, my dear friend Zhanna (Basina), whose entire family has been ravaged by addiction, was looking at acquiring treatment centers & I was helping her in an advisory capacity.

Looking at the sheer volume of people struggling, I felt that even if we were to open up 1,000 treatment centers, we would be putting inch-long band aids on an ever-growing global wound.

With 300M+ suffering from alcohol use disorders worldwide and 95M+ suffering from substance use disorder (US alone) we needed to come up with a better solution to connect all those people struggling and provide the resources they need to get help.

Quite frankly, the statistics are STAGGERING.


U.S.
23.5
MILLION
RECOVERY
10% of American Adults (23.5M) Report Being in Recovery rom Substance Abuse or Addiction
-Partnership at drugfree.org, New York State Office of Alcoholism and Substance Abuse Services (OASAS)
U.S.
95.3
MILLION
ADDICTION
About 38% of adults. In 2017 battled an illicit drug use disorder
-Key Substance Use Mental Health Indicators in the United States: Results from the 2017 National Survey on Drug Use and Health
Worldwide
300
MILLION
ALCOHOL ABUSE
About 300 million people throughout the world have an alcohol use disorder.
- 2021 Recovery Worldwide, LLC
U.S.
75.9
MILLION
SOBER
30% of American Adults don't consume alcohol
National Epidemiologic Survey on Alcohol and Related Conditions (NESARC)

We needed to dream bigger. What's more, we needed to connect with people

We needed to dream bigger. What's more, we needed to connect with people through the one thing nearly everyone has... their phones. And hence Loosid was born.


THE SOBER SOCIAL NETWORK
The Digital Platform That Celebrates Sobriety
LOOSID
LIVE SOBER. LOVE SOBER.

What is Loosid?

Loosid is the most comprehensive sobriety app currently available in the market.

Loosid App is a self-funded startup providing a comprehensive, free application for anyone interested in living a sober life.

Loosid provides those struggling with sobriety the virtual help and support they need (community and professional). The vast majority of our 145,000+ members are in recovery or actively seeking help with treatment of their addiction. It's our duty to give those fighting addiction the opportunity to maintain their sobriety.


Purpose in Design
A SOCIAL GOOD APP
Every day people lose their battles with addiction, proving that we need the support of a strong sober community to succeed.
300 Million
People worldwide have an alcohol use disorder
95.3 Million
American adults battled an illicit drug use disorder
Loosid provides free tools to help those struggling with addiction. It's our obligation and duty to give those fighting to maintain their sobriety every chance they can get.

market.

Loosid App is a self-funded startup providing a comprehensive, free application for anyone interested in living a sober life.

application for anyone interested in living a sober life.

Loosid provides those struggling with sobriety the virtual help and support they need (community and professional). The vast majority of our 145,000+ members are in recovery or actively seeking help with treatment of their addiction. It's our duty to give those fighting addiction the opportunity to maintain their sobriety.



Purpose in Design
A SOCIAL GOOD APP
Every day people lose their battles with addiction, proving that we need the support of a strong sober community to succeed.
300 Million
People worldwide have an alcohol use disorder
95.3 Million
American adults battled an illicit drug use disorder
Loosid provides free tools to help those struggling with addiction. It's our obligation and duty to give those fighting to maintain their sobriety every chance they can get.

(1) Consumer-facing app:



Loosid Tour
Home Feed
You're just one tap away from all of our features. Use the navigation bar to get you where you want to be!
Skip
LOOSID APP MAIN FEATURES
Loosid is a Social Network for the Sober community, welcoming anyone interested in living a sober life. Loosid provides its members with comprehensive features to navigate and maintain their sobriety.
Community
Connect and engage with other members, post photos, sobriety tips and more.
0%
Boozeless Guides™
Access to 1000's of live and virtual events, sober travel options and restaurants that offer alcohol-free drink options.
Treatment Guides
Find Professional Help in our Treatment Center & Tele Help Guides.
Recovery Voices
Recovery Voices features in depth and compelling conversations with subject matter experts in the field of addiction.
Daily Sober Tips
Daily Sober Tips sent directly to your phone to keep your recovery on track.
Sober Dating
Sober & Single? Tap on Dating and get ready to mingle!
SAM™
Your solution for post-care and alumni tracking. Changing the relationship between the patient and treatment centers one day at a time
Daily Gratitude
Start your day on a positive note sharing with the Loosid community what you are grateful for.
Sobriety Tracker
Track your days & celebrate milestones with Loosid's Sobriety Day Counter.
© Loosid App LLC 2022

(2) B2B SaaS product for Treatment Centers:



SAM – Sobriety & Addiction Mentor™
Track Sobriety
Real time measures of patient during and after treatment.
Recognition
Emotional recognition through personal touch-points
Branding
Custom branding and connection to treatment center
Alumni Events
Information front and center in the app so your alumni never miss an event
Stay Connected 24/7/365
LOOSID
SAM
Sobriety & Addiction Mentor
Daily Sober Health Check
My Journey


the patient and treatment centers one
day at a time
Get Started!

Loosid's newest technology, **SAM - Sobriety & Addiction Mentor™**, creates a seamless experience once leaving treatment.

Through emotional recognition and programmatic touchpoints, SAM's™ interactive 365+ day journey provides treatment facilities full, measurable visibility by integrating a comprehensive backend admin control panel for daily post-care and alumni tracking.

Additionally, users can create a network of alumni, staff and important contacts on their personalized dashboard, encouraging engagement and retention. Loosid is committed to saving lives by providing ever evolving sober support.

Our Mission. Your money.


alcohol and other addictions treatment industry is expected to grow from USD 42 Billion in 2020 to $53 Billion by 2025
Source John LaRosa, February 5, 2020 Marketdata LLC
from $26.4 Billion in 2020 to $70.19 Billion by 2026, at a CAGR of 17.7%
- ResearchAndMarkets.com
forecasted to reach USD 1252.54 billion by 2024
- ResearchAndMarkets.com
Dating
Global online dating application market size was valued at USD 7.5 billion in 2021 and is expected to expand at a CAGR of 5.5% from 2022 to 2030
Grand View Research
Health & Wellness
Wellness spending ($4.2 trillion) makes up more than half of the total global health spending ($7.3 trillion)
Global Wellness Institute
MARKET OPPORTUNITY

Over the coming months and years, we will monetize through three primary strategies:

- (1) Loosid Dating
- (2) Loosid B2B platform for Treatment Centers - Meet SAM™!
- (3) (Tasteful!) Advertising

(1) Loosid Dating

Despite only a small percentage of our focus being on dating up until this point, Loosid dating activity shows the incredible need to expand our dating growth model NOW.

In the past 60-days, Loosid retained market leader Moburst Mobile, to

provide an independent audit of Loosid's sober dating business model. A full analysis was done of what it would take in order to generate enough revenue to reach cash flow positive.

The full report is available **here**.

The market for online dating has been exploding over the last few years, industry analysts have forecast the market to grow to $5 billion by 2025.

The popularity of "targeted" dating apps like Christian Mingle, Farmers Only, Glimmer, Jdate and Muzz demonstrate the huge potential in our sobriety-focused community and approach.


Sober Dating
FINDING LOVE IN ALL THE RIGHT PLACES
Online dating revenue
3.08 Billion (2020)
5.05 Billion (2024) Projected
Loosid provides a safe and supportive dating environment where alcohol isn't part of the equation.
Over 2.7 Million Dating Interactions on Loosid
You Matched!
You and Brittanya liked each other.
Start Chatting

In the past 60-days, Loosid retained market leader Moburst Mobile, to provide an independent audit of Loosid's sober dating business model. A full analysis was done of what it would take in order to generate enough revenue to reach cash flow positive.

The full report is available **here**.

The market for online dating has been exploding over the last few years, industry analysts have forecast the market to grow to $5 billion by 2025.

The popularity of "targeted" dating apps like Christian Mingle, Farmers Only, Glimmer, Jdate and Muzz demonstrate the huge potential in our sobriety-focused community and approach.


Sober Dating
FINDING LOVE IN ALL THE RIGHT PLACES
Online dating revenue
3.08 Billion (2020)
5.05 Billion (2024) Projected
Loosid provides a safe and supportive dating environment where alcohol isn't part of the equation.
Over 2.7 Million Dating Interactions on Loosid App to date
You Matched!
You and Brittanya liked each other.
Start Chatting



[(2) Loosid B2B platform for Treatment Centers - Meet SAM™!]

The global treatment industry is expected to grow by more than $10 billion by 2025. If Loosid community membership and usage can improve treatment outcomes by even a tiny percentage, this is hugely valuable for treatment centers...

...And also, employers.

SAM provides treatment centers with the solution for post-care alumni tracking.


14
Meet SAM – Your solution for post-care and alumni tracking.
Changing the relationship between the treatment center & patient one day at a time
LOOSID Feed
Are you Struggling?
Tap here to get answers to your questions
Loosid Videos
View All
A Tool For Rebuilding Trust in Recovery
Trending
Popular
Jason
Did anyone else have an issue with isolating? I am
3 years!
Loosid Video
SOBERLINK
Website
Experts in Remote Alcohol Monitoring
About SOBERLINK
Replies
Steve S
So glad to see Loosid having a chat with people who have so much impact in recovery.
Write a reply
Reply
Soberlink: Rebuilding Trust in Recovery
Stay accountable and share your sobriety with a Treatment Professional, family, friends, employer, and anyone else important to you.
Meaningful Partnerships
Soberlink is proud to work with people like our very own Laura Crossett, CADC II, Jay Avery, Founder of Stone Bridge Recovery and MJ Gottlieb, CEO of Loosid App, all of who are in recovery and committed to helping others in recovery.

Loosid believes a major part of its success will come from its relationships with local businesses. In creating a valuable and relevant experience for our members, our objective is to connect them with businesses that align with our core tenet - SOBER FUN!

With sobriety becoming an emerging lifestyle choice, Alcohol Free beverages, like mocktails, have seen an unprecedented rise in popularity.



Ditch Alcohol

It's happening.

- Online searches for the word "mocktail" are up 42% over the past year.
- Global searches for the phrase "non-alcoholic" are up 81% according to Google Trends.
- Non-alcoholic beer is predicted to be a $7 billion worldwide market in about 5 years.
- Sales growth of 00 beer has outpaced alcoholic beer 5 to 1 over the past six years.
- "Non-Alc has the potential to be the most exciting category within drinks." ~ Distill Ventures





The Numbers Don't Lie

- One-third of U.S. adults are non-drinkers.
- 52% of Americans are trying to drink less alcohol - particularly among consumers in their 20's and 30's.
- 67% of people in the 25-34yr range are trying to reduce their alcohol intake.
- Most frequent consumers of low and no-alcohol drinks are 21 - 44 years old.
- Queries on Pinterest for sober living are up +746%.
- 30% of people drink on special occasions, or once every couple weeks.
- 40% of global consumers desire to decrease alcohol consumption for health reasons.
- The non-alcoholic beverage market size was 154 billion in 2015 expected to reach 2020 Billion by 2021.
- The market for low to zero-alcohol beverages is expected to increase 32% between 2018 and 2022.
- American alcohol consumption has declined for 3 years in a row.

1. Washington Post, 2014, 2. Brand Rand, President IWSR 3) The IWSR, Drink Market Analysis 4.Pinterest Top Trends Report 5. Arena International Event Group,2018 Report 6. Global Non-Alcoholic Beverage Market- Growth Trend and Forecasts (2016-2021) 7 Bon Appetite, March 2019 8. Distill Ventures (White Paper), May 2019, 9. Food & Wine, May, 2016, 10. GlobalData Research Firm, Move, 2018, 11 Forbes, November 2018 12. Consumer Trends Report

Further advertising opportunities, include an array of **Boozeless Guides**, including non-alcoholic drinks, restaurant guides and sober events!


Boozeless Guides™
Your Boozeless Concierge™ to an alcohol-free lifestyle.
ACME Bistro
Apex Steak House
MJ's Tavern
Luigi's
Enhanced Profile
Photo Carousel
Address & map
Website
Phone number
Email
Hours
Price
Cuisine
Description
How It Works
Sign up at
BoozelessGuides@loosidapp.com
Set up your Enhanced Profile
• Pictures
• Descriptions
• Links
What We Offer
Enhanced profile options
Top positioning on app
Loosid AF (Alcohol Free) Materials Kit
To help you group your sales
In App Sponsorship opportunities
Social Media Promotion
Click Here For Information

Since You Scrolled this far...

Oh Wow... You scrolled all the way down here. Very Cool. Here's some last goodies to give you an idea of how we roll...


LOOSID
WE KNOW HOW TO HAVE A BLAST...
WITHOUT GETTING BLASTED
LOOSID
LOOSID
LOOSID
LOOSID
Sober Lounge



We. Know. Branding.


LOOSID
We get really creative about sobriety!
SOBRIETY
CAN BE CHALLENGING.
LOOSID CAN HELP
LOOSID
ADDICTION
DOESN'T DISCRIMINATE
LOOSID CAN HELP
We understand the struggle
We know how to lighten things up...
YOU DON'T HAVE TO GET BLASTED TO HAVE A BLAST
#LIVESOBER LOVESOBER
LOOSID
YOUR DAYS OF GETTING TRASHED ARE OVER
#LIVESOBER LOVESOBER
LOOSID
SOBRIETY
IN ALL SHAPES, SIZES AND COLORS
BEING SOBER
IS BETTER TOGETHER
we bring color from the dark
and...
we put the sexy in sober
FIND YOUR SOBER SEXY BEAST
#LIVESOBER LOVESOBER
LOOSID
BADASS SEXY &SOBER
#LIVESOBER LOVESOBER
LOOSID

That is all!!!

With Love,

Team Loosid

🙏🏻❤️

Downloads

Loosid Press Kit 2022 (optimized for web).pdf